

September 11, 2013

Via E-mail
Glenn M. Renwick
Director, President, and Chief Executive Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Village, OH 44143

>   **Re: The Progressive Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 26, 2013**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2013**
>   **Filed August 6, 2013**
>   **File No. 001-09518**

Dear Mr. Renwick:

We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2012
Exhibit 13
Notes to Consolidated Financial Statements, page App.A-6

1. Tell us why you do not provide the disclosures required by ASC 720-35-50-1 relating to advertising costs.

3. Fair Value, page App.-A-18

2. Please provide proposed revisions to your disclosure to be included in future periodic reports that addresses the inputs used in determining the fair values of each class of Level 2 assets. Refer to ASC 820-10-50-2bbb.

Form 10-Q for the Period Ended June 30, 2013

Notes to Consolidated Financial Statements
Note 10 Litigation, page 26

3. Please provide proposed revisions to your disclosure to be included in future periodic filings that comply with ASC 450-20-50-4b.

Management's Discussion and Analysis of Financial Condition and Results of Operations
IV. Results of Operations – Investments
A. Portfolio Allocation
Derivative Instruments
Interest Rate Swaps, page 53

4. Provide us proposed disclosure to be included in future periodic filings that explains why the new swaps resulted in a net realized gain of $50.2 million in the six months ended June 30, 2013 as compared to a net realized loss of $26.8 million in the six months ended June 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant